                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC

                                   FORM 12B-25

                                                   Commission File Number 1-9820

                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
               [ ] Form N-SAR

For Period Ended:  June 30, 2000


[  ]  Transition Report on Form 10-K      [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F      [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

     For the Transition Period Ended: _____________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: This notification relates to additions and/or revisions to Items 6, 7, and 8 of the Form 10-K.


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             Birmingham Steel Corporation

Former name if applicable _____________________________________________________

Address of principal executive office (Street and number)    1000 Urban Center
                                                             Parkway, Suite 300

City, state and zip code            Birmingham, Alabama  35242

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Birmingham Steel Corporation (the "Company") has filed certain Form S-8 registration statements with the Securities and Exchange Commission. These Form S-8s incorporate by reference the Company's Form 10K filings and require certain consents from the Company's independent auditors be included in the Company's Form 10K filings. In particular, the Form S-8s require, among other consents, the consent of KPMG LLP to the incorporation by reference in the Form S-8s KPMG's audit report with respect to the balance sheet of Pacific Coast Recycling LLC as of June 30, 1999 and 1998 and the related statements of operations, members' capital (deficit) and cash flows for the years then ended, which report appears in the Company's Form 10K for the fiscal year ended June 30, 2000.

         KPMG was unable to complete certain auditing procedures necessary to provide its consent to the Company by 5:30 p.m. EST on September 28, 2000, the Company's deadline for filing its Form 10K for the year ended June 30, 2000 (the "Filing Deadline"). KPMG did provide the Company with the necessary consent shortly after the Filing Deadline and the Company promptly filed its completed Form 10K at 5:38 p.m. EST on September 28, 2000.

         See Exhibit A for a signed statement by KPMG addressing the specific reasons why KPMG was unable to furnish the required consent on or before the Filing Deadline.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Name:  Catherine W. Pecher
                  Phone:   (205)  970-1200

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X]  Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes   [X]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Birmingham Steel Corporation
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    September 29, 2000                 By:  /s/ Catherine W. Pecher
                                                 ------------------------------
                                                 Catherine W. Pecher
                                                 Vice President and Secretary

                                                                       EXHIBIT A

                             [KPMG LLP Letterhead]


Birmingham Steel Corporation
1000 Urban Center Parkway
Suite 300
Birmingham, Alabama 35242

         We have not been able to provide you with the attached consent until today due to our lack of a subsequent events representation letter from Deloitte & Touche, subsequent auditors of Pacific Coast Recycling, LLC, until today.


                                                      Sincerely yours,

                                                      /s/ KPMG LLP
                                                      --------------------------
                                                      KPMG LLP

September 28, 2000